

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Mr. Alton D. Heckaman, Jr.
Executive Vice President and Chief Financial Officer
Swift Energy Company
16825 Northchase Drive, Suite 400
Houston, Texas 77060

  Re: Swift Energy Company
    Form 10-K for Fiscal Year Ended
    December 31, 2009
    Filed February 26, 2010
    File No. 001-08754

Dear Heckaman:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Ethan Horowitz
        Branch Chief

cc: Mr. Donald Brodsky, Baker & Hostetler, LLP